                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

   (Check One): |X|Form 10-K or 10-KSB [ ]Form 20-F [ ]Form 11-K
                [ ]Form 10-Q or 10-QSB [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR

                       For Period Ended: December 31, 2004

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR

        For the Transition Period Ended:________________________________________

    Read Instructions (on back page) Before Preparing Form. Please Print or
                                     Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: Not Applicable

PART I--REGISTRANT INFORMATION

Power 3 Medical Products, Inc.
Full Name of Registrant

Surgical Safety Products, Inc.
Former Name if Applicable

3400 Research Forest Drive, Suite B2-3
Address of Principal Executive Office (Street and Number)

The Woodlands, Texas  77381
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|     (b) The subject annual report, semi-annual report, transition report of Form 10-K or Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form
            N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
            has been attached if applicable.

                                       1

PART III-- NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K or 10-KSB,
20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

                During the fiscal year ended December 31, 2004, Power 3 Medical
        Products, Inc. (the "Company") purchased all of the assets of Advanced
        Bio/Chem, Inc., d/b/a ProteEx. The transaction was completed on May 18,
        2004 and was accounted for as a capital transaction rather than a business combination. Consequently, the historical financial statements prior to the date of acquisition are the financial statements of Advanced Bio/Chem. The
        Company requires additional time to obtain complete, pre-acquisition records associated with the period January 1, 2004 through May 17, 2004 to complete the audit for fiscal year 2004. In addition, the Company requires additional time to incorporate Advanced Bio/Chem's 2003 historical financial statements and accompanying notes into the Company's audit for fiscal year 2004. As a result, the Company is unable to file its Form
        10-KSB for the year ended December 31, 2004 by the prescribed due date without unreasonable effort or expense. The Company expects to finalize its financial statements and file its annual report on Form 10-KSB for the year ended December 31, 2004 as soon as practicable and no later than the 15th calendar day following the prescribed due date.

                See attached Exhibit 1.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Michael J. Rosinski         281                     466-1600
         (Name)             (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
    of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s). |X|Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof? |X|Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                The Company expects to report a net loss for 2004 of approximately
        $18,800,000 as compared to a net loss of $2,300,423 in 2003. The increase in the net loss is primarily due to an increase in stock based compensation expense of approximately $13,100,000 due to the issuance of shares of common stock and warrants to management, employees and other consultants in connection with or related to the Advanced Bio/Chem transaction. In addition, other professional fees increased in 2004 by approximately
        $377,000 and interest expense increased by approximately $2,800,000 primarily as a result of non-cash interest expense recorded as a result of fair valuing certain warrants issued to purchasers of the Company's convertible debentures in October 2004. Revenues of operations in 2004 decreased by approximately $133,000 from that of 2003. While the Company does not expect the results for 2004 to materially differ from those reported above, since the Company has not completed the audit for 2004, the audited results ultimately reported in the Company's Annual Report on Form
        10-KSB for the year ended December 31, 2004 may differ from those reported above.

                                       2

                         POWER 3 MEDICAL PRODUCTS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2005                         By:/s/Michael J. Rosinski
                                            Name:    Michael J. Rosinski
                                            Title: Chief Financial Officer

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).

                                       3